UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether  by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

LAN AIRLINES ANNOUNCES FILING OF ITS 2010 ANNUAL REPORT ON FORM 20-F

Santiago, Chile, May 6, 2011. The management of Lan Airlines S.A. (NYSE: LFL) (“LAN” or the “Company”) announced today that on May 5, 2011, LAN filed its annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2010 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at www.lan.com. In addition, shareholders may receive a hard copy of the Company’s complete audited financial statements free of charge by requesting a copy within a reasonable period of time from LAN’s Investor Relations Office.

*****

About LAN

LAN Airlines is one of the leading passenger and cargo airlines in Latin America. The company and its affiliates serve over 76 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 93 additional international destinations through its various code share agreements.  LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean and Ecuadorian domestic markets. Furthermore, in November 2010, LAN acquired Colombian airline AIRES.

Currently, LAN Airlines and its affiliates operate 123 passenger aircraft while LAN Cargo and its respective affiliates have a fleet of 14 dedicated freighters.  The Company has one of the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB).  The company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for 10 years.  For more information please visit www.lan.com or www.oneworldalliance.com

CONTACTS IN CHILE	CONTACTS IN NEW YORK
LAN Airlines S.A.	i-advize Corporate Communications, Inc.
Investor Relations	María Barona / Pete Majeski
investor.relations@lan.com	lan@i-advize.com
Tel: (56-2) 565-8785	Tel: (212) 406-3690

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2011

LAN AIRLINES S.A.

By:	/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel